Exchange Place Advisors Trust

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

August 18, 2025

Via EDGAR CORRESPONDENCE

Ryan Sutcliffe

Branch Chief

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Exchange Place Advisors Trust (the “Trust” or the “Registrant”)

File Nos. 811-23373; 333-226989

Dear Mr. Sutcliffe:

On behalf of the Sphere 500 Climate Fund (the “Fund”), a series of the Registrant, this letter is in response to comments received telephonically on August 14, 2025 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Preliminary Proxy Statement on Schedule 14A for the Fund filed on August 5, 2025 (the “Preliminary Proxy Statement”)(SEC Accession No. 0001580642-25-004870).

The Staff’s comments and our responses thereto on behalf of the Registrant and the Fund are set forth below. Where applicable, revisions indicated in response to your comments will be reflected in a definitive proxy statement to be filed subsequent to this letter. All capitalized terms not defined herein have the meaning given to them in the Preliminary Proxy Statement.

1)	Comment: Please ensure that responses are filed as correspondence and reviewed by the Staff prior to the filing of the definitive proxy statement. Please attach either a redlined copy of the proxy statement or include the complete revised disclosure in the correspondence marked to show changes in response to Staff comments.

Response: As requested by the Staff, the Registrant confirms that it will not file the definitive proxy statement prior to the filing and the Staff’s review of this letter. The Registrant has also provided in this letter any revised language pursuant to the Staff’s comments, marked to show changes from the Preliminary Proxy Statement.

2)	Comment: In the Q&A section entitled “IMPORTANT INFORMATION FOR FUND SHAREHOLDERS”, with respect to the question regarding what will happen
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if shareholders of the Fund do not approve the Proposal, please provide any other reasonable possibilities of what may happen if the Proposal is not approved by shareholders.

Response: The Registrant believes to its best knowledge that the response is complete and accurate as drafted and does not believe any additional disclosure is needed.

3)	Comment: Please consider whether a fee table comparing the Fund’s current and pro-forma fees as described in Item 22(a)(3)(iv) of Schedule 14A would be appropriate to include in the Proxy Statement.

Response: Although the Registrant does not believe such a fee table is required, one (with examples) has been added to the Proxy Statement in response to the Staff’s comment as shown in Appendix A to this letter.

4)	Comment: Please provide any additional ownership information regarding the Adviser pursuant to Item 22(c)(2) or to Item 22(c)(4), as applicable.

Response: The Registrant confirms that no additional information is required.

If you have any questions or need further information, please call me at (212) 885-5147.

Sincerely,

/s/ Stacy H. Louizos

Stacy H. Louizos

cc: Karen Jacoppo-Wood, Esq.

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Appendix A

Comparative Fee Table and Expense Example

Set forth below for the Fund are a comparative fee table and expense example. These are intended to help you understand the impact that approval of the New Advisory Agreement would have on the Fund’s operating expenses in connection with the current Share class of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Expense Example below.

Table. The fee table shows, for the fiscal period ended March 31, 2025, what the Fund’s operating expenses were with the Current Advisory Agreement in effect and the pro forma expenses for the current Share class of the Fund (to be renamed Class R6) if the New Advisory Agreement had been in effect for the fiscal period ended March 31, 2025.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):	Shares under the Current Advisory Agreement	Pro Forma - Class R6 Under the New Advisory Agreement
Management Fee	0.07%	0.07%(1)
Distribution (12b-1) and/or Service Fees	0.00%	0.00%
Other Expenses(2)	0.00%	0.40%(3)
Total Annual Fund Operating Expenses	0.07%	0.47%
Fee Waivers and/or Expense Reimbursement	0.00%	(0.40)% (4)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	0.07%	0.07%
(1)	Restated to reflect management fee under the New Advisory Agreement. If the New Advisory Agreement is approved by shareholders, the Fund’s management fee structure will change from a “unitary fee” structure in which the Adviser had agreed to pay all expenses of the Fund, except for certain excluded expenses set forth in the Current Advisory Agreement including: the 0.07% unified management fee payable to the Adviser pursuant to the Current Advisory Agreement, interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution (12b-1) fees and expenses, and shareholder service fees and expenses pursuant to the shareholder servicing plan adopted by the Fund.
(2)	Annualized.
(3)	“Other Expenses” have been restated and are based on estimated amounts for the current fiscal year with the proposed change in advisory fee structure; actual expenses may vary.
(4)	In connection with the New Advisory Agreement, the Adviser has contractually agreed to waive and/or reimburse certain fees and expenses of the Fund so that the total annual operating expenses (excluding any front-end or contingent deferred loads, taxes, interest expense, interest and dividends paid on short sales, acquired fund fees and expenses, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses, such as litigation)) (“Operating Expenses”) of the Fund will be limited to 0.07% for Class R6 shares and 0.30% for Institutional Class shares, respectively, as a percentage of average net assets until December 31, 2030, and may not be terminated during its term without the consent of the Board of Trustees. The Adviser is permitted, with Board approval, to be reimbursed for fee reductions and/or expense payments made in the prior 36 months following the waiver or reimbursement with respect to any Class provided that repayment does not cause annual Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays Adviser, whichever is lower.

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Expense Example

This Example is intended to help you compare the cost of investing in the Fund under the Current Advisory Agreement to the cost of investing in the Fund under the New Advisory Agreement. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods (taking into account the contractual fee waiver through December 31, 2030). The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Class	One Year	Three Years	Five Years	Ten Years
Current Share Class under the Current Advisory Agreement	$7	$23	$40	$90
Pro Forma - Class R6 Under the New Advisory Agreement	$7	$23	$40	$374

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